Filed Pursuant to Rule 253(g)(2)

File No. 024-11755

SUPPLEMENT NO. 1 DATED JANUARY 23, 2024

TO THE OFFERING CIRCULAR DATED NOVEMBER 3, 2023

YS RE RAF I LLC

This document (this “Supplement”) supplements, and should be read in conjunction with, the Offering Circular of YS RE RAF I LLC (the “Company”), dated November 3, 2023, and submitted by the Company to the Securities and Exchange Commission (the “SEC”) on November 3, 2023 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the meanings defined in the Offering Circular. Except as otherwise described herein, the Offering Circular remains unchanged and in full force and effect. The purpose of this Supplement is to disclose that the NAV and NAV Per Share may be calculated more frequently than on a quarterly basis.

NAV Calculation

In accordance with the Offering Circular, the Administrator calculates the NAV of the Company and the NAV Per Share on a quarterly basis, utilizing the valuations and information provided by the Manager. The Company is filing this Supplement to disclose that the NAV may be calculated more frequently than on a quarterly basis, on and after the date hereof, in the sole discretion of the Company, in order to more accurately reflect recent developments. Unless and until the Company directs the Administrator to calculate the NAV and the NAV Per Share during a fiscal quarter, the NAV Per Share in effect for any fiscal quarter and listed on the Platform shall remain in effect until the succeeding fiscal quarter. The Company makes no representation it will, and has no obligation to, effect a NAV calculation on a basis more frequently than on the first day of each fiscal quarter, in accordance with the Offering Circular.

If the NAV and NAV Per Share are calculated on an intraquarter basis, the updated NAV and NAV Per Share will be disclosed by the Company’s filing of a Form 1-U and will be reflected in the price per Share listed on the Platform. Following any updates of the NAV and NAV Per Share, the purchase price and redemption price for any Shares then offered or outstanding will reflect the current NAV Per Share. As disclosed in the Offering Circular, the redemption price may change between the date the Company receives a redemption request and the date on which redemption proceeds in respect thereof are paid. Shareholders will continue to receive payments, if any are required, with respect to the Shares subject to a redemption request between the time the redemption request is made and the effective date of the redemption.